UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67578

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KKR Capital Markets LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson Yards
(No. and street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document.

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to KKR Capital Markets LLC for the year ended December 31, 2020 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	February 25, 2021 Date

Financial and Operations Principal
Title

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, John Knox is making this filing without a notarization.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

To the Board of Directors of KKR Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2021

We have served as the Company's auditor since 2007.

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	180,692,508
Investments at fair value		34,000,000
Syndication fees receivable		27,656,041
Prepaid expenses and other assets		1,592,605
Due from clearing broker		521,831
Fixed Asset - Software, at cost (net of accumulated amortization of $1,300,396)		1,725,683
TOTAL ASSETS	$	246,188,668
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued expenses	$	2,096,356
Income tax payable		1,584,000
Due to affiliate		116,099
Total liabilities		3,796,455
Commitments and contingencies (see Note 3)		
Member's capital		242,392,213
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	246,188,668

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent" or "KCMH"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets in North America, Europe and Asia. The Company may also provide similar services to third party entities.

2. Summary of Significant Accounting Policies

Basis of presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from these estimates.

Investment banking revenue

Investment banking revenue represents income earned in connection with services related to private placement, arranging, underwriting and advisory activities. Such fees are recognized once the performance obligation has been satisfied in the period when the transaction is completed or closes.

Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses and are carried at the amounts billed to customers, net of an allowance for credit losses, if applicable.

Cash and cash equivalents

The Company considers its investments in money market funds or time deposits to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by three financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $177,842,453, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Investments, at fair value
The Company's investments consist of two time deposits with original maturities of 365 days each, and are classified as a Level 2 asset in the fair value hierarchy. These time deposits are held with two financial institutions and are subject to the credit risk of those financial institutions. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Prepaid expenses and other assets, Due from clearing broker, Income tax payable, Accounts payable and accrued expenses, and Due to affiliate.

Due from clearing broker
Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Fixed asset - software
Capitalized software is recorded at cost less accumulated amortization. Amortization expense is calculated using the straight-line method over the assets' estimated useful lives of five years. The Company periodically evaluates the carrying value of fixed assets when events and circumstances suggest that such assets may be impaired.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income. Based on the Company's current year taxable income, the Company has recorded a UBT liability payable to the Parent of $1,460,000 as of December 31, 2020. In addition, $124,000 was payable to other states as of December 31, 2020. All such UBT and state tax payable amounts are included Income tax payable within the accompanying Statement of Financial Condition..
The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2020, these differences were immaterial.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2020 the Parent's federal income tax returns and state

and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2017 through 2019.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Pursuant to a services agreement (the "Services Agreement"), the Parent and other KKR affiliates will provide to the Company its employees, office facilities and office equipment as reasonably necessary for the Company to operate its business. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

3. Commitments and Contingencies

Leases
The Company pays KKR for the Company's pro rata share of square feet utilized under KKR's omnibus lease for office space.

KKR has guaranteed the obligation of the Company in connection with the Company's allocable portion of the lease agreement. The lease has provisions for escalation based upon the assessed valuation of the property and future collective bargaining agreements entered into by the lessor and certain of its employees.

Indemnifications
The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of and during the year ended December 31, 2020, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2020, the Company has not recorded any contingent liability in the financial statement for this indemnification.

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2020, the Company believes that these matters will not have a material impact upon the financial statement.

4. Related party and affiliate transactions

Services Agreement
The net amount due from KKR affiliates to the Company is $116,099 as of December 31, 2020 and is included in Due to affiliate in the accompanying Statement of Financial Condition.

Fee sharing
During 2020, the Company and lending affiliates (the "SPVs") collectively entered into financing commitments for certain loans resulting in the Company and the SPVs earning various fees to the

extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings affected by the Company.

Employee benefits
The Parent is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan.

Noncash compensation
Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Profit Sharing Plans

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Parent, who provide services to the Company, 40% or 43% of the carried interest earned in relation to these funds as part of its carry pool. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

6. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

KKR Holdings Units
Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into common stock of its publicly traded affiliate, KKR & Co. Inc., on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of

Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

On February 25, 2016 certain senior employees of the Parent were granted units in KKR Holdings subject to market conditions and service based vesting. On November 2, 2016 these awards were modified to eliminate the market condition vesting requirement, and instead the awards have service based vesting in equal installments over a five year period.

Service-Vesting Awards

On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms.

Under the Equity Incentive Plans, KKR granted equity awards that are subject to service-based vesting to employees of the Parent, who provide services to the Company, that relate to common stock, which generally vest over a three to five year period from the date of grant (referred to hereafter as "Service-Vesting Awards"). In certain cases, these Service-Vesting Awards are subject to transfer restrictions and/or minimum retained ownership requirements. Holders of the Service-Vesting Awards will not participate in distributions until such awards have met their vesting requirements.

Market Condition Awards

Under the Equity Incentive Plans, KKR also grants equity awards that are subject to a market price-based vesting condition (referred to hereafter as "Market Condition Awards").

During the fourth quarter of 2020, KKR granted equity awards subject to both stock price target requirements and service requirements. The number of Market Condition awards that will vest will depend upon the market price of KKR common stock reaching and maintaining a 20 day average closing price based on the vesting schedules provided below on or prior to May 1, 2026, subject to the employees' continued service to May 1, 2026. For any price targets not achieved, that portion of the unvested awards will be automatically canceled and forfeited. These awards are subject to additional transfer restrictions and minimum retained ownership requirements after vesting. Each recipient received awards with market price-based vesting conditions based on either Type 1 or Type 2, not both.

Vesting Condition Type 1

Stock Price	Vesting %
$45.00	25.0%
$50.00	50.0%
$55.00	75.0%
$60.00	100.0%

Vesting Condition Type 2

Stock Price	Vesting %
$45.00	16.7%
$50.00	33.4%
$55.00	50.1%
$60.00	66.8%
$65.00	83.5%
$70.00	100.0%

The fair value of the awards at the date of grant was $22.56 and $19.87 per share for vesting condition Type 1 and vesting condition Type 2, respectively, based on a Monte-Carlo simulation valuation model. In addition, the grant date fair value assumes that holders of the Market Condition Awards will not participate in distributions until such awards have met their vesting requirements.

Below is a summary of the significant assumptions used to estimate the grant date fair value of the Market Condition Awards:

Closing KKR share price as of valuation date	$37.93
Risk Free Rate	0.41%
Volatility	28.00%
Dividend Yield	1.53%
Expected Cost of Equity	10.76%

7. Segment Reporting

KKR operates through one operating and reportable segment. This single reportable segment reflects how the chief operating decision makers allocate resources and assess performance, which includes operating collaboratively across products and markets, with predominantly a single expense pool.

8. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2020 the Company had net capital of $207,733,773 which exceeded the required net capital of $250,000 by $207,483,773.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and (2) did not carry accounts of or for customers.

9. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities.

10. Subsequent Events

The Company evaluated subsequent events through the date this financial statement was issued. There were no subsequent events identified by the Company that should be disclosed in the notes to the financial statement.

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